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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                       of

                                   Form 10-QSB
                        For Period Ended October 31, 1997

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing referenced above, identify the Item(s) to which the notification relates:_____________________.

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                         PART I. REGISTRANT INFORMATION

                             Kideo Productions, Inc.
                            (Full Name of Registrant)

                             611 Broadway, Suite 523
           (Address of Principal Executive Office--Street and Number)

                            New York, New York 10012
                           (City, State and Zip Code)

            Delaware                     0-28158               13-3729350
 (State or other jurisdiction       (Commission File         (IRS Employer
       of incorporation)                 Number)           Identification No.)

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                         PART II. RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant could not timely file its Form 10-QSB for the quarterly period ended October 31, 1997, due principally to this factor, which the registrant could not have eliminated without unreasonable effort or expense: The registrant experienced unanticipated delays in closing its books for the quarter then ended.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Richard D. Bulman, Secretary--Chief Financial Officer, 212-505-6605, ext. 115.

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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months, or for such shorter period that the registrant was required to file such reports, been filed? If the answer is no, identify report(s).

     [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's explanation of anticipated change is as follows: The registrant will report that sales for the quarterly period ended October 31, 1997 declined 5% to $101,000 as compared to $106,000 in the corresponding period for 1996. The registrant will report an increase in the cost of sales of $54,000 from $175,000 in the quarter ended October, 1996 to $229,000 in the current period. The registrant will report reduced selling and general and administrative expenses resulting in a reduced net loss of approximately $865,000 ($0.26 loss per share) in the current quarter as compared to a net loss in the prior quarter ended October 31, 1996 of $1,013,000 ($0.34 loss per share).



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                                   SIGNATURES

Kideo Productions, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 1997


By: /s/ Richard D. Bulman
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        Richard D. Bulman
       Secretarty--Chief
       Financial Officer


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